Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

12 Months Ended March 31, 2005 (millions)
Operating Revenue	$14,826

Operating Expenses	12,126

Income from operations	2,700

Other income	182

Interest and related charges	946

Income before income taxes	1,936

Income tax expense	688

Income from continuing operations	1,248
Loss from discontinued operations	(7)
Net income	$1,241

Earnings Per Common Share - Basic
Income from continuing operations	$3.75
Loss from discontinued operations	(0.02)
Net income	$3.73

Earnings Per Common Share - Diluted
Income from continuing operations	$3.73
Loss from discontinued operations	(0.02)
Net income	$3.71